UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
  (Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 for the transition period from                      to
Commission file number 001-32395
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Burlington Resources Inc. Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
  ConocoPhillips, 600 N. Dairy Ashford, Houston, Texas 77079

Burlington Resources Inc. Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Burlington Resources Inc. Retirement Savings Plan
Index
December 31, 2005

Page(s)
Reports of Independent Registered Public Accounting Firms	1 – 2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 – 10

Supplemental Schedule

* Schedule H, Item 4i – Schedule of Assets (Held at End of Year)	11

* Other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Consent of Independent Registered Public Accounting Firm-Ham, Langston & Brezina, L.L.P.
Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP
Exhibits
23.1	Consent of Independent Registered Public Accounting Firm-Ham, Langston & Brezina, L.L.P.

23.2	Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP

Ham,
  Langston &
    Brezina, l.l.p.
Certified Public Accountants
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of Burlington Resources Inc. Retirement Savings Plan:
We have audited the accompanying Statement of Net Assets Available for Benefits of the Burlington Resources Inc. Retirement Savings Plan (the Plan) as of December 31, 2005, and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 22, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Burlington Resources Inc. Retirement Savings Plan:
In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Burlington Resources Inc. Retirement Savings Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2005

Burlington Resources Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value:
Burlington Resources Inc. common stock	$67,251,217	$40,117,454
Registered investment companies (mutual funds)	175,504,986	165,698,855
Common collective trust	1,917,270	1,988,123
Cash and cash equivalents	3,878,549	5,279,516
Investments, at contract value:
Unallocated investment contracts	—	1,384,511
Synthetic investment contracts	102,950,874	85,752,390
Participants’ notes receivable, at cost	4,989,443	5,289,852

Total Investments	356,492,339	305,510,701

Receivables
Employee contributions receivable	441,508	—
Employer contributions receivable	293,980	—
Accrued interest	11,837	35,060

Total Receivables	747,325	35,060

Total Assets	357,239,664	305,545,761

Liabilities
Management fee payable	(37,037)	—
Excess contributions payable	—	(6,498)

Total liabilities	(37,037)	(6,498)

Net Assets Available for Benefits	$357,202,627	$305,539,263

The accompanying notes are an integral part of these financial statements.

Burlington Resources Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

2005

Investment Income
Interest income	$3,824,257
Dividend income	9,867,684
Net appreciation in investments	40,757,470

Net Investment Income	54,449,411

Contributions
Company	8,865,251
Participant	12,894,068
Rollover	737,043

Total Contributions	22,496,362

Total Additions	76,945,773

Participant withdrawals and distributions	(25,196,500)
Administrative expenses	(85,909)

Total Deductions	(25,282,409)

Net Increase	51,663,364

Net Assets Available for Benefits
Beginning of year	305,539,263

End of year	$357,202,627

The accompanying notes are an integral part of these financial statements.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1.	Plan Description

The following description of the Burlington Resources Inc. (“BR” or the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a trusteed, defined contribution plan for participants of the employer companies, BR and Burlington Resources Oil & Gas Company LP (a wholly owned subsidiary of BR). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan’s assets are held by Charles Schwab Trust Company (the “Trustee”) and individual participant accounts are maintained by Charles Schwab Retirement Plan Services. Prior to March 31, 2006, the Plan was administered by a committee of BR corporate executives. On March 31, 2006, BR was acquired by ConocoPhillips, and the Plan is now administered by the BR Retirement Savings Plan Committee, a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Executive Officer of ConocoPhillips.

Investments

A participant may direct his or her contributions, account balances and the company match among the following investment funds.

Company Stock Fund

Invested in common stock of BR.

S&P 500 Institutional Index Fund

Invested in a portfolio of common stock and other equity securities. This fund is managed to achieve results similar to those of the overall stock market as measured by the Standard & Poor’s 500 Index.

International Equity Fund

Invested primarily in the equity securities of companies based outside the United States of America (“U.S.”).

Balanced Fund

Invested in equity securities, which attempt to mirror the Willshire 5000 Equity Index and in high-quality bonds, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

Small-Cap Equity Fund

Invested in common stocks, or other equity securities including preferred stocks, rights and warrants of U.S. corporations.

Growth Equity Fund

Invested primarily in common stocks of corporations that the trust advisor believes are undervalued and capable of generating strong earnings growth in the near term.

Large Capital Value Fund

Invested primarily in common stocks and other instruments convertible into common stock issued by large corporations.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
Stable Value Fund

Invested primarily in a diversified portfolio of investment contracts offered by major insurance companies and financial institutions.

Small Cap Growth Fund

Invested primarily in common stocks of U.S. and foreign companies within the range of capitalizations of companies included in the Lipper, Inc. Small Cap category.

Passive Bond Market Index Fund

Invested primarily in government, corporate, mortgage-backed and asset-backed securities representative of the broad domestic bond market, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

Eligibility

All employees are eligible to participate in the Plan beginning the first day of the month following full time employment, or upon completion of 1,000 hours of service.

Participant Accounts

A separate account is maintained for each participant that reflects the participant’s contributions and the participant’s share of Company contributions and Plan investment income (loss) net of (or in addition to) withdrawals. Each participant can authorize the transfer of account balances among funds or change investment options for future contributions at any time.

Appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

Participants’ Notes Receivable

The Plan may make loans to actively employed participants of up to 50% of their account balance (excluding any remaining Individual Retirement Account balance that was entered into prior to 1998), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the prior 12 months. Loans are secured by the balance in a participant’s account. Interest on loans accrues at 1% above the Wall Street Journal published prime rate, which is determined at the time the loan is taken, and remains fixed for the term of the loan. Interest rates ranged from 5.00% to 10.50% for loans outstanding as of December 31, 2005. The repayment period may be from 12 to 60 months. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant’s current investment elections. Loan balances due from terminated participants are deemed distributed to the participants during the quarter following the quarter in which the last loan payment was made unless the participant elects full loan repayment. There were no loans in default as of December 31, 2005 and 2004.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
Contributions

A participant may elect to make regular semi-monthly pre-tax and/or after-tax contributions from 1% to 13% of his or her total eligible compensation via regular payroll deduction. Pre-tax contributions are subject to an Internal Revenue Service (“IRS”) limitation of $14,000 for the 2005 plan year. Under the IRS’s Catch-up Contribution provision, participants who are at least age 50 by the plan year-end may contribute each year on a pre-tax basis an additional amount, which was $4,000 for the 2005 plan year. The Company matches 100% of employee contributions up to 6% of total eligible compensation for a participant with less than 10 years of service and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, a participant may make an approved rollover contribution from another qualified employer benefit plan, subject to IRS rules. All regular Company and participant contributions are paid to the Plan’s trustee semi-monthly, and allocated among the investment options consistent with the participant’s investment elections.

Vesting

Participant accounts are 100% vested and nonforfeitable at all times.

Voting Rights

Each participant who has common stock of the Company allocated to his or her account shall be entitled to instruct the Trustee regarding the voting of such shares. If instructions have not been received from the participant, or if shares of the Company’s common stock have not been allocated to the participant’s account, the Trustee shall vote the shares in the same proportion as are voted the shares for which instructions have been received from the participant.

Diversification

Each participant may change the investment funds in which the balances in his or her account are invested by electing, in increments or any whole percentage of the account total, to have the assets in a particular investment fund transferred within a reasonable time after the election to any one or more of the other investment funds. Any such election shall be made in accordance with procedures approved by the benefits committee.

Participant Withdrawals and Distributions

Withdrawals are permitted in the event of termination of employment, retirement, permanent disability, and death, as defined by the Plan. The Plan provides for limited in-service withdrawals by participants from certain funds depending on their source. Upon separation from service, a participant’s account balance is either distributed as a lump sum or deferred no later than age 70-1/2, at which time funds are to be distributed in a lump sum. A participant whose account balance exceeds $5,000 may elect to defer distribution until no later than age 70-1/2.

Termination of the Plan

While the Board of Directors of BR has not expressed any intention to do so, it may at any time terminate the Plan. Upon termination, the Plan’s assets will be distributed to the participants on the basis of their account balances existing at the date of termination.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting, except for participant withdrawals and distributions, which are recorded when paid in accordance with generally accepted accounting principles for defined contribution plans. Benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date were nil and $19,696 at December 31, 2005 and 2004, respectively.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

Income Taxes

The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”). The Plan received a favorable tax determination letter dated October 25, 2002, from the IRS advising that the Plan, as designed, was in compliance with the applicable requirements of the Code, and is therefore exempt from income taxes. There have been no amendments to the Plan since that date. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Valuation of Investments

The Plan’s investments, except for its investment contracts, are stated at fair value. Investment contracts, which are fully benefit-responsive, are stated at contract value. Fair values for investments other than participants’ notes receivable and cash are determined by quoted market prices. Participants’ notes receivable are carried at original loan principal balance, less principal repayments, which approximates fair value. Cash is stated at account value. Investment transactions are recorded on a trade date basis.

Cash and Cash Equivalents

All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. Cash equivalents are stated at fair value.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan’s fair value investments, consisting of realized and unrealized gains and losses. Investment income also includes interest income related to the Plan’s guaranteed investment contracts, which is included in the net appreciation in the contract value of investment. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
Administrative Expenses

Certain administrative expenses and professional fees incurred by the Plan are paid by BR. BR paid $184,077 of plan administrative expenses for the year ended December 31, 2005.

Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The financial statement presentation and disclosure guidance in the FSP is effective for financial statements for plan years ending after December 15, 2006. The FSP provides a revised definition of fully benefit–responsive that is effective for all investment contracts as of the last day of annual periods ending after December 15, 2006 with earlier application permitted. The FSP is to be applied retroactively to all periods presented. Under the guidance of the FSP, if an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract is considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of this SOP. The Plan is currently studying the impact of the FSP on its financial statements.

3.	Net Appreciation in Investments Accounted for at Fair Value and Contract Value

Following is a summary of the components of the net appreciation in the Plan’s investments for the year ended December 31, 2005:

2005
Net appreciation in investments accounted for at fair value:
BR common stock	$35,925,965
Registered investment companies (mutual funds)	4,161,634
Common collective trust	49,051

Total net appreciation in investments accounted for at fair value	40,136,650

Net appreciation in investments accounted for at contract value:
Investment contracts	620,820

Total net appreciation in investments	$40,757,470

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
4.	Investments

Investments that comprised 5% or more of the net assets available for benefits for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
BR common stock	$67,251,217	$40,117,454
Vanguard Institutional Index Fund	43,222,443	45,092,477
Dodge & Cox Stock Fund	33,020,558	28,652,863
Rice Hall James Micro Cap Fund	32,654,436	33,080,361
Vanguard Balanced Index Institutional Fund	**	15,450,000
Vanguard International Growth Admiral Fund	31,752,441	27,614,750
Primco Fixed Income Fund*	102,950,874	87,136,901

*	Investment Contracts (see Note 5)

**	Less than 5% of plan assets in the period indicated
5.	Investment Contracts

The fair value of investment contracts as of December 31, 2005 and 2004, was approximately $102,413,659 and $88,845,647, respectively. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 2005 and 2004 was 4.59% and 4.49%, respectively. The crediting interest rates ranged from 3.91% to 7.22% and 2.08% to 7.80% at December 31, 2005 and 2004, respectively. Crediting rate resets are applied to specific investment contracts as determined at the date of purchase. There are no minimum crediting interest rates applicable to the investment contracts as of December 31, 2005.

6.	Party-in-Interest Transactions

The Plan provides for investment in shares of BR common stock and the Plan invests in participant loans. These transactions qualify as party-in-interest transactions. These party-in-interest transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permissible.

BR pays the costs of administering the Plan and a committee of BR corporate executives administers the Plan.

7.	Subsequent Event

On March 31, 2006, ConocoPhillips completed the acquisition of BR following approval of the merger by BR stockholders. ConocoPhillips intends to merge the assets of the Plan into one of its defined contribution plans effective January 1, 2007.

Burlington Resources Inc. Retirement Savings Plan
Schedule H, Item 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

EIN: 91-1413284	PN: 002
		(c) Description of Investment,
		Including Maturity Date,
	(b) Identity of Issue, Borrrower,	Rate of Interest, Collateral,	(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	Value***
	Bank of America NT & SA
	#03-091, 4.61%, no maturity date	Synthetic Investment Contracts	$17,906,880
	Bank of America Wrapper	Synthetic Investment Contracts	188,800
	ING Life Insurance and Annuity Co.
	#60096, 5.59%, no maturity date	Synthetic Investment Contracts	15,100,680
	ING Life Insurance and Annuity Co. Wrapper	Synthetic Investment Contracts	(25,247)
	Metropolitan Life Insurance
	#28538, 4.16%, matures February 2006	Synthetic Investment Contracts	24,552,417
	Metropolitan Life Insurance Wrapper	Synthetic Investment Contracts	23,618
	Monumental Life Ins. Co. #00085TR
	United States Treasury Note, 2.75%, matures August 2007	Synthetic Investment Contracts	1,969,056
	United States dollars		50,186
	Monumental Life Ins. Co. Wrapper	Synthetic Investment Contracts	(51,603)
	Rabobank Nederland
	#BRS 100201, 4.05%, no maturity date	Synthetic Investment Contracts	25,238,211
	Rabobank Nederland Wrapper	Synthetic Investment Contracts	369,177
	UBS AG
	#5194, 4.98%, no maturity date	Synthetic Investment Contracts	17,596,229
	UBS AG Wrapper	Synthetic Investment Contracts	32,470
	ABN AMRO/Montag and Caldwell Growth N Fund	Registered Investment Companies	7,935,888
	Dodge & Cox Stock Fund	Registered Investment Companies	33,020,558	**
	Rice Hall James Micro Cap Fund	Registered Investment Companies	32,654,436	**
	Vanguard Balanced Index Institutional Fund	Registered Investment Companies	15,811,403	**
	Vanguard Institutional Index Fund	Registered Investment Companies	43,222,443	**
	Vanguard International Growth Admiral Fund	Registered Investment Companies	31,752,441	**
	W & R Small Cap Growth Fund	Registered Investment Companies	11,107,817
	SSgA Passive Bond Market Index Fund	Common collective trust	1,917,270
	Cash and cash equivalents	Interest bearing deposits	3,878,549
*	Burlington Resources Inc.	Common stock	67,251,217	**
*	Participants loans	Loans to participants bearing interest at rates ranging from 5.00% to 10.50%	4,989,443

	Total investments		$356,492,339

*	Denotes investment issued by a party-in-interest to the Plan

**	Represents asset comprising at least 5% of net assets available for benefits

***	Cost information is not presented because all investments are participant directed

Pursuant to the requirements of the Securities Exchange Act of 1934, the Burlington Resources Inc. Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Resources Inc.
Retirement Savings Plan

Date: June 28, 2006	/s/ Jeff W. Sheets
Jeff W. Sheets
Plan Financial Administrator

Index to Exhibits
23.1	Consent of Independent Registered Public Accounting Firm-Ham, Langston & Brezina, L.L.P

23.2	Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP